Hebron Technology Co., Ltd. s No. 587 15th Road, 3rd Av., Binhai Ind. Park s

Economic & Technology Development Zone s Wenzhou, Zhejiang Province s China s +86-0577-8689-5678

February 4, 2016

Pamela A. Long, Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Hebron Technology Co., Ltd.

SEC comment letter dated January 11, 2016 about Registration Statement on Form F-1

File No. 333-208583

Dear Ms. Long:

On behalf of Hebron Technology Co., Ltd. (the “Registrant”, “Hebron Technology” or the “Company”) and in response to the comments set forth in your letter dated January 11, 2016, we are writing to supply additional information and to indicate the changes that have been made in the enclosed Pre-Effective Amendment 1 (the “First Amendment”) to our Registration Statement on Form F-1 filed on December 16, 2015 (the “Registration Statement”). Capitalized terms used herein shall have the meanings ascribed to them in the First Amendment unless otherwise defined herein. We have also enclosed five redlined copies of the First Amendment compared against the Registration Statement for your review.

Our Services, page 48

1.	We note your disclosure that you hope to expand your customer base in the future to the semi-conductor, electronic, and other clean industries. Please revise, consistent with your response to comment 3 of our letter dated July 13, 2015, that you have no near term plans to provide services in any of these industries.

We acknowledge the comment and confirm that we have no near-term plans to provide services in the semiconductor, electronic or other cleaning industries. Consistent with this intent, we have revised the first paragraph on page 48 to read as follows:

We specialize in installing valves and pipes for customers that require customized fluid control system solutions. We also specialize in designing and implementing solutions for industries with a high need for sanitary fluid systems. Currently, we have customers for our services in the industries of pharmaceuticals, dairy products, water purification, beverage production, cosmetics and chemical industry. We hope to expand our customer base in the future to the semi-conductor, electronic and other clean industries, but we have no near-term plans to provide services in any of these industries. Due to the requirements in these industries to avoid contamination, we focus on designing systems that may be easily and frequently cleaned and maintained. We use skilled workers to install these systems. Because the scope of a given project can be relatively large, our revenues per installation project tend to be much higher than the average product-only order; accordingly, installation services make up the largest component of our revenues. Revenues from installation services were approximately 87%, 84%, 73% and 94% of our total revenues for the six months ended June 30, 2015 and for the years ended December 31, 2014, 2013 and 2012, respectively.

Pamela A. Long, Assistant Director

February 4, 2016

Executive Officers and Directors, page 64

2.	File as exhibits to the registration statement the consents of the six persons about to become directors. See Rule 438 of Regulation C under the Securities Act.

On January 15, 2016, all the anticipated directors (Steven Fu, Zuoqiao Sun Zhang, Xuesong Liu, Hua Zhang, Haiying Xiang and Xianpang Hu) have been appointed to be directors of the Company in the meeting of Board of Directors. As a result, we have had each of such individuals sign a power of attorney rather than the requested exhibit. The Power of Attorney may be found at page Part II - 6.

Summary Compensation Table, page 70; Director Compensation – Fiscal 2014 and 2013, page 71; Director Compensation – Non-Employee Directors, page 71

3.	Update the disclosure to include compensation disclosure for the fiscal year ended December 31, 2015. See Items 4.a. of Form F-1 and 6.B. of 20-F.

We have revised the disclosure in the Summary Compensation Table and for the Director Compensation sections of the registration statement to reflect payments made in the year ended December 31, 2015. The revised disclosure may be found on page 70 and reads as follows:

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Anyuan Sun	2015	32,109	0	0	0	32,109
Chief Executive Officer	2014	32,544	0	0	0	32,544

Steven Fu	2015	100,000	0	0	0	100,000
Chief Financial Officer	2014	100,000	0	0	0	100,000

Xiaoliang Xue	2015	19,265	0	0	0	19,265
Chief Technical Officer	2014	19,526	0	0	0	19,526

Related Party Transactions, page 71

4.	Provide the information required for the period since the beginning of your preceding three financial years up to the date of the prospectus. See Items 4.a. of Form F-1 and 7.B. of 20-F.

We have revised the Related Party Transaction section to provide the requested information. The revised disclosure may be found on page 71 and reads as follows:

There are no related party transactions during the period from January 1, 2016 up to February 4, 2016.

For the year ended December 31, 2015, Mr. Anyuan Sun, the Chairman of the Board and CEO of the Company, advanced a total of $920,660 to the Company for its working capital purposes. The advance was due on demand and was non-interest bearing. The Company has fully repaid the balance as of December 31, 2015. As of each of December 31, 2015 and 2014, the Company had $Nil due to Mr. Anyuan Sun.

For the year ended December 31, 2014, the Company purchased $298,893 valve parts from its related party, Zhejiang Xibolun, an entity controlled by the same Controlling Shareholder of the Company, Mr. Anyuan Sun, and sold $81,358 valves to Zhejiang Xibolun. As of December 31, 2015 and 2014, the Company had $Nil due from related party – Zhejiang Xibolun.

As of December 31, 2013, we had an aggregate of $280,160 due from related party, Zhejiang Xibolun. We fully repaid the balance due from Zhejiang Xibolun as of December 31, 2014.

Pamela A. Long, Assistant Director

February 4, 2016

Lock Up, page 92

5.	Describe briefly the factors that the placement agent would consider in determining whether to consent to the release of any of the securities subject to the lock up agreement before its expiration period.

We have clarified that the placement agent will not consent to the release of any of the securities subject to the lock up agreements before their expiration and have revised the language on page 92 to reflect this fact. The revised language reads as follows:

Lock Up. We, on behalf of ourselves and any successor entity, have agreed that~~, without the prior written consent of the Placement Agent,~~ we will not, for a period of one hundred eighty (180) days from the effective date of the Registration Statement (the “Lock-Up Period”), (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of our company or any securities convertible into or exercisable or exchangeable for shares of capital stock of our company; (ii) file or caused to be filed any registration statement with the Commission relating to the offering of any shares of capital stock of our company or any securities convertible into or exercisable or exchangeable for shares of capital stock of our company or (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital stock of our company, whether any such transaction described in clause (i), (ii) or (iii) above is to be settled by delivery of shares of capital stock of our company or such other securities, in cash or otherwise.

Financial Statements

General

6.	Please ensure that your financial statements and corresponding financial information comply with the updating requirements of Item 8 of the Form 20-F. Refer specifically to the instructions to Item 8.A.4. of Form 20-F.

We have filed with the First Amendment a request for a waiver from the obligations of Item 8.A.4 of Form 20-F, as (i) we are not yet a public reporting company in any other jurisdiction and are not required by any jurisdiction to prepare financial statements, (ii) compliance with Item 8.A.4 is impractical and involves undue hardship for our company, (iii) our audited financial statements will not be available until April 1, 2015 and (iv) we will not seek effectiveness of our registration statement if our audited financial statements are older than 15 months at the time of the offering. Such request has been filed as Exhibit 99.1 to the First Amendment.

7.	You have determined that the 15 million common shares issued to Mr. Zuoqiao Sun Zhang represented nominal issuances pursuant to SAB Topic 4:D. In this regard, you revised your financial statements, which resulted in your now reporting basic earnings per share amounts of $0.28 for 2014 and $0.25 for 2013 compared to previously reported amounts of $3.41 for 2014 and $3.05 for 2013. Please help us understand how you determined that these revisions should not be reflected as a correction of an error pursuant to ASC 250.

We acknowledge the comment and respectfully advise the Staff that we do not believe these revisions shall be reflected as a correction of error pursuant to ASC 250-10-20, because these nominal stock issuances and repurchases did not exist at the time the financial statements were prepared. The Company’s nominal issuances of shares to Mr. Zuoqiao Sun Zhang and related stock split, together with the related stock repurchase, were fully completed on April 29, 2015 for the purpose of recapitalization before IPO. They were subsequent to our issuance of consolidation financial statements for the years ended December 31, 2014 and 2013 on April 10, 2015. In accordance with SAB Topic 4:C, “A capital structure change to a stock dividend, stock split or reverse split occurs after the date of the latest reported balance sheet but before the release of the financial statements or the effective date of the registration statement, whichever is later. Such changes in the capital structure must be given retroactive effect in the balance sheet. An appropriately cross-referenced note should disclose the retroactive treatment, explain the change made and state the date the change became effective”. Therefore the Company updated the registration statement and presented “Retroactively restated” on the face of the consolidated financial statement for this impact.

8.	Please advise how you determined that it was appropriate to reflect the repurchase of four million shares on April 29, 2015 on a retroactive basis similar to stock split or dividend pursuant to ASC 260.

We acknowledge the comment and respectfully advise the Staff that all the existing shareholders and directors of the Company consider the repurchase of four million shares on April 29, 2015 was part of the company’s recapitalization to result in 12,000,000 common shares issued and outstanding prior to completion of this offering. This recapitalization of repurchase of four million shares was due to negotiations with our placement agent regarding the pre-IPO value of our company. Due to the lower enterprise value and minimum per-share IPO price, our best solution to the valuation issue was to reduce the number of outstanding shares. No cash or other consideration was paid for this repurchase. The Company believes the repurchase, in substance, is a correction to the nominal issuance of 15 million shares to Mr. Zuoqiao Sun Zhang, therefore, it was appropriate to reflect the repurchase of four million shares on April 29, 2015 on a retroactive basis similar to stock split or dividend pursuant to ASC 260.

Pamela A. Long, Assistant Director

February 4, 2016

Note 1 – Business Description

Reorganization, page F-8

9.	We note your response to comment 12 of our letter dated July 13, 2015. It is unclear when the reorganization amongst Xibolun Equipment, Xibolun Automation, HK Xibolun, and Hebron Technology took place and who specifically held what percentage of voting ownership interests in each of these entities immediately prior to the reorganization. Please provide us the names of the specific owners and corresponding voting ownership percentages for each of these entities immediately prior to the reorganization. Please tell us how you determined that all of these entities were under common control by explaining the relationships between the different owners, if applicable.

We acknowledge the comment and respectfully provide the Staff with the following charts to illustrate the related questions:

Xibolun Equipment

Reorganization: Anyuan Sun transferred shares to Xibolun Automation on July 29, 2013

Shareholder	Original Ownership	Post-Reorganization Ownership	Relationship with Mr. Anyuan Sun
HK Xibolun	30%	30%	At July 29, 2013, HK Xibolun was a wholly owned subsidiary of Hebron Technology, which is controlled by Mr. Anyuan Sun.
Anyuan Sun	70%	0%	Self.
Xibolun Automation	0%	70%	At July 29, 2013, Xibolun Automation was wholly owned by HK Xibolun, which is controlled by Mr. Anyuan Sun.

Xibolun Automation

Reorganization: Hebron Technology, Xibolun Equipment and Zhejiang Xibolun Technology transferred shares to HK Xibolun on December 5, 2012

Shareholder	Original Ownership	Post-Reorganization Ownership	Relationship with Mr. Anyuan Sun
Hebron Technology	80%	0%	At December 5, 2012, Hebron Technology was held by Mr. Zuoqiao Sun Zhang, who nominally held the shares for his son, Mr. Anyuan Sun.
Xibolun Equipment	10%	0%	At December 5, 2012, 70% of the equity of Xibolun Equipment was held by Mr. Anyuan Sun. 30% of the equity of Xibolun Equipment was held by HK Xibolun, which was controlled by Mr. Anyuan Sun.
Zhejiang Xibolun Technology	10%	0%	At December 5, 2012, 70% of the equity of Zhejiang Xibolun Technology was held by Mr. Anyuan Sun.
HK Xibolun	0%	100%	At December 5, 2012, HK Xibolun was a wholly owned subsidiary of Hebron Technology, which is controlled by Mr. Anyuan Sun.

Pamela A. Long, Assistant Director

February 4, 2016

HK Xibolun

Reorganization: Shih Chang Chen transferred shares to Hebron Technology on October 22, 2012

Shareholder	Original Ownership	Post-Reorganization Ownership	Relationship with Mr. Anyuan Sun
Anyuan Sun*	100%	0%	Self
Hebron Technology	0%	100%	At October 22, 2012, Hebron Technology was held by Mr. Zuoqiao Sun Zhang, who nominally held the shares for his son, Mr. Anyuan Sun.

Hebron Technology

Reorganization:

Shareholder	Original Ownership	Post-Reorganization Ownership	Relationship with Mr. Anyuan Sun
Anyuan Sun**	100%	100%	Self.

*       The equity was held by Mr. Shih Chang Chen, a friend of Mr. Anyuan Sun. He nominally held the shares on behalf of Mr. Anyuan Sun’s brother, Mr. Lingmin Sun, who nominally held the shares for Mr. Anyuan Sun.

**     The equity was held by Mr. Zuoqiao Sun Zhang, father of Mr. Anyuan Sun. He is nominally holding the shares in Hebron Technology for Mr. Anyuan Sun since August 5, 2013.

In preparation of IPO, the Company started to reorganize the legal structure of the Company and its subsidiaries in October 2012 by transferring Mr. Anyuan Sun’s voting ownership in HK Xibolun to Hebron Technology. The group’s restructure was completed by July 29, 2013 when Mr. Anyuan Sun transferred his voting ownership in Xibolun Equipment to Xibolun Automation. Immediately before and after the reorganization, Hebron Technology, HK Xibolun, Xibolun Equipment and Xibolun Automation are directly or indirectly controlled by Mr. Anyuan Sun; therefore, they are considered under common control.

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page F-10

10.	We note your response to comment 14 of our letter dated July 13, 2015. Please clarify in your disclosures the differences between your arrangements for fluid equipment sales compared to your arrangements for fluid equipment control systems trading. Please also clarify whether you expect to continue to enter into trading arrangements as it appears that you have not entered into any additional arrangements subsequent to 2013.

We acknowledge the comment and advise the Staff that as of February 4, 2016, the Company has not entered into any additional fluid equipment control system trading arrangements since the 2013 arrangement and does not expect to sell any controlling systems in the near future.

The major difference between our arrangements for fluid equipment sales and fluid equipment control systems trading, when recognized, is that all products in our fluid equipment sales contract are produced or processed by our company and then sold to our customers. Under the fluid equipment control systems trading arrangement, we buy the major components of the fluid equipment control system from third parties then sold to customer. The rest of the contract terms are similar.

Pamela A. Long, Assistant Director

February 4, 2016

Note 4. Contracts Receivable, Net and Note 5. Accounts Receivable, Net, page F-15

11.	We note your response to comment 15 of our letter dated July 13, 2015. You expected to collect any remaining unpaid balances as of December 31, 2014 for contracts receivables, customer security deposits, and accounts receivable by the end of 2015. Please confirm that all remaining amounts were collected.

We have revised the Registration Statement to clarify that that all the remaining balance as of December 31, 2014 for contracts receivables, customer security deposits and accounts receivable have been collected by December 31, 2015. The revised disclosure may be found on page 38 and reads as follows:

As of December 31, 2014, our total contracts receivable, accounts receivable and customer security deposits amounted to $5,028,311, $297,846 and $1,649,854, respectively. All the balances due as of December 31, 2014 have been fully collected by December 31, 2015.

Unaudited Financial Statements

Note 1 – Business Description, page F-27

12.	We note your response to comment 11 of our letter dated July 13, 2015. Mr. Zhang transferred approximately eight million shares at par value to three entities and seven individuals. It remains unclear what the purpose was of these transfers and your response only appears to address certain of the recipients of these shares. Please identify each of the parties who received these shares, their relationship to Mr. Zhang and your company, and the purpose for which they received these shares. On April 29, 2015, you repurchased four million shares in total from current shareholders, which was subsequent to these transfers. Please clarify whether cash was paid to these recipients as part of this repurchase even though it does not appear that they initially paid for these shares.

We acknowledge the comment and respectfully advise the Staff that since August 5, 2013, Mr. Zuoqiao Sun Zhang was the sole shareholder of the Company. As Mr. Sun Zhang is the father of Mr. Anyuan Sun, Mr. Sun Zhang nominally held all the shares of Hebron Technology for Mr. Sun who actually has all the rights to direct voting and transfer the shares. The share transfers on April 6, 2015 from Mr. Sun Zhang to various parties were at the request and approval of Mr. Anyuan Sun. Thus, the transfers of shares were based on the recipients’ relationship with Mr. Anyuan Sun or the Company. Please see the following chart indicating the identities of the recipients, their relationship with Mr. Anyuan Sun or the Company, and the purpose of the transfers regarding the eight million shares transferred on April 6, 2015:

Name of the entity / individual	Purpose of transfer	Number of shares transferred	Shareholder	Relationship to Mr. Anyuan Sun or the Company
Wise Metro Development Co., Ltd.	Shareholder is wholly owned by Mr. Anyuan Sun	2,400,000	Anyuan Sun	Self.
Vast Express Development Co., Ltd.	Shareholder transaction / nominal issuance	1,440,000	Lingmin Sun	Brother of Mr. Anyuan Sun, Mr. Anyuan Sun has the sole power to direct the voting of these 1,440,000 shares, while Mr. Lingmin Sun and Mr. Anyuan Sun have the shared power to direct the disposition of such shares.
Able State International Industrial Co., Ltd.	Shareholder transaction / nominal issuance	1,440,000	Chengchun Wang	Father-in-law of Mr. Anyuan Sun. Mr. Anyuan Sun has the sole power to direct the voting and disposition of these 1,440,000 shares.
Yung Kong Chin	Shareholder transaction / nominal issuance(1)	1,600,000	Yung Kong Chin	Friend of Mr. Anyuan Sun.
Faquan Jin	Shareholder transaction/ nominal issuance(2)	736,000	Faquan Jin	Friend of Mr. Anyuan Sun.
Weiqun Zhu	Shareholder transaction/ nominal issuance(3)	128,000	Weiqun Zhu	Friend of Mr. Anyuan Sun.
Yongyuan Zhang	Shareholder transaction/ nominal issuance(4)	128,000	Yongyuan Zhang	Friend of Mr. Anyuan Sun.

Pamela A. Long, Assistant Director

February 4, 2016

Jianyun Chen	Shareholder transaction/ nominal issuance(5)	96,000	Jianyun Chen	Friend of Mr. Anyuan Sun.
Shangkang Jin	Shareholder transaction/ nominal issuance(6)	32,000	Shangkang Jin	Friend of Mr. Anyuan Sun.
Tianshan Zhang	Shareholder transaction/ nominal issuance(7)	28,800	Tianshan Zhang	Friend of Mr. Anyuan Sun.

(1)	Mr. Yung Kong Chin is a close friend of Mr. Anyuan Sun, who has extensive expertise and connections in financial industry. Mr. Chin had previously assisted Mr. Anyuan Sun in acquiring a U.S. shell company in 2013. There were no agreements or commitments from Mr. Sun to compensate Mr. Chin with any future benefits beyond cash paid for such services. Mr. Sun appreciates Mr. Chin’s friendship and decided to give the Company’s shares to Mr. Chin when the Company is in the IPO process.

(2)	Mr. Faquan Jin is a longtime friend of Mr. Anyuan Sun’s family. Mr. Jin provided capital support to Mr. Sun personally when Mr. Sun started up the Xibolun Equipment business in 2005, and introduced business partners and customers to Mr. Sun in the early stage of Mr. Sun’s business. While Mr. Sun repaid the funds to Mr. Jin and there were no agreements or commitments from Mr. Sun to compensate Mr. Jin with any future benefits, Mr. Sun appreciated the help from Mr. Jin and decided to give the Company’s shares to Mr. Jin when the Company is in the IPO process.
(3)	Mr. Weiqun Zhu provided capital support to Mr. Anyuan Sun personally when Mr. Sun started the business in 2005. While Mr. Sun repaid the funds to Mr. Zhu and there were no agreements or commitments from Mr. Sun to compensate Mr. Zhu with any future benefits, Mr. Sun appreciated the support received from Mr. Zhu at the time that Mr. Sun founded the business and decided to give the Company’s shares to Mr. Zhu when the Company is in the IPO process.
(4)	Mr. Yongyuan Zhang, as a friend of Mr. Anyuan Sun, brought customers to Mr. Sun when Mr. Sun founded Xibolun Equipment in 2005, and helped Mr. Sun to expand the business in the early years. There were no agreements or commitments from Mr. Sun to compensate Mr. Zhang with any future benefits, but Mr. Sun appreciated Mr. Zhang’s help during the early stage of the Company and decided to give the Company’s shares to Mr. Zhang when the Company is in the IPO process.
(5)	Mr. Jianyun Chen, as a friend of Mr. Anyuan Sun, brought customers to Mr. Sun when Mr. Sun founded Xibolun Equipment in 2005, and helped Mr. Sun to expand the business in the early years. There were no agreements or commitments from Mr. Sun to compensate Mr. Chen with any future benefits, but Mr. Sun appreciated Mr. Chen’s help during the early stage of the Company and decided to give the Company’s shares to Mr. Chen when the Company is in the IPO process.
(6)	Mr. Shangkang Jin, as a friend of Mr. Anyuan Sun, brought customers to Mr. Sun when Mr. Sun founded Xibolun Equipment in 2005, and helped Mr. Sun to expand the business in the early years. There were no agreements or commitments from Mr. Sun to compensate Mr. Jin with any future benefits, but Mr. Sun appreciated Mr. Jin’s help during the early stage of the Company and decided to give the Company’s shares to Mr. Jin when the Company is in the IPO process.
(7)	Mr. Tianshan Zhang, as a friend of Mr. Anyuan Sun, brought customers to Mr. Sun when Mr. Sun founded Xibolun Equipment in 2005, and helped Mr. Sun to expand the business in the early years. There were no agreements or commitments from Mr. Sun to compensate Mr. Zhang with any future benefits, but Mr. Sun appreciated Mr. Zhang’s help during the early stage of the Company and decided to give the Company’s shares to Mr. Zhang when the Company is in the IPO process.

The transaction dated April 6, 2015 was considered a nominal issuance at par value to reflect those individuals’ beneficial ownership, rather than issuance for any fair value consideration. All these parties have not provided any services to the Company that should be recorded as compensation expense to the Company. The substance of this transaction is a capital reorganization. Therefore, no additional expense has been recorded.

As for the repurchase of four million shares from current shareholders, there was no cash paid to these recipients as part of the repurchase since all these original issuances were nominal issuances.

Pamela A. Long, Assistant Director

February 4, 2016

Thank you in advance for your assistance in reviewing this response and the First Amendment.

Should you have any questions with respect to the above responses, please contact me.

Sincerely,
Hebron Technology Co., Ltd.

By:	/s/ Steven Fu
Name:	Steven Fu
Its:	Chief Financial Officer